SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.43%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.43%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,517,272
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,517,272
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,517,272
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.43%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on September 28, 2018 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 29, 2018 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on February 5, 2019 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on May 1, 2019 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on June 28, 2019 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on October 29, 2019 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on October 31, 2019 (“Amendment No. 8”) and Amendment No. 9 filed with the SEC on January 2, 2010 (“Amendment No. 9” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 10, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of StoneMor Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D. This Amendment No. 10 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 1, 2020, the Investment Manager entered into a commitment letter (the “Commitment Letter”) with the Issuer thereby allowing the Issuer to obtain an amendment to the Indenture in the form attached as Exhibit A to the Commitment Letter (the “Indenture Amendment”), the terms of which shall not become operative until, among other things, the receipt by the Issuer of proceeds from the sale of the Axar Preferred Stock (as defined below) of not less than $8,800,000 on April 3, 2020.

The Issuer has advised the Reporting Persons that it proposes to offer and sell shares of Common Stock, pursuant to a rights offering (the “Rights Offering”) whereby the Issuer will distribute, at no charge, one purchase right (each, a “Basic Right”) per each 0.25 shares of Common Stock to each holder of shares Common Stock outstanding and held of record as of a record date (the “Record Date”) to be set by the Board of Directors of the Issuer. Each Basic Right will entitle the holder thereto to purchase one share of Common Stock (a “Share”), which shall be payable by shares (or fraction thereof) of Axar Preferred Stock (valued at the stated value thereof) or $0.73 in cash (such consideration, the “Purchase Price”). The Issuer is proposing to offer and sell, pursuant to the Rights Offering, in the aggregate a minimum number of shares of Common Stock (the “Rights Offering Shares”) resulting in gross cash proceeds to the Issuer of not less than $17,000,000 (including the cash proceeds to the Issuer from the Axar Direct Purchase (as defined below)). Each holder of Shares as of the Record Date (the “Stockholders”) that exercises its Basic Rights in full may, subject to applicable restrictions imposed by the New York Stock Exchange (the “NYSE”) subscribe for additional Shares, to the extent available, at the Purchase Price (each. an “Over-Subscription Right” and, together with the Basic Rights, the “Rights”); provided, that if the number of remaining Rights Offering Shares is not sufficient to satisfy all Over-Subscription Rights exercised, the available remaining Rights Offering Shares will be prorated among the Stockholders who exercise Over-Subscription Rights in proportion to their Basic Rights.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 7 Pages

The Commitment Letter provides for:

(i)

subject to the effectiveness of the Indenture Amendment, the issuance and sale by the issuer to the Axar Vehicles on April 3, 2020 of one hundred seventy-six (176) shares, at a stated value of $50,000 per share, of the Issuer’s non-voting, non-convertible preferred stock, par value $0.01 per share, having the terms set forth in the Certificate of Designations attached as Exhibit B to the Commitment Letter, for an aggregate purchase price of $8,800,000 (the “Axar Direct Purchase” and such shares of Preferred Stock, the “Axar Preferred Stock”);

(ii)	the Investment Manager’s agreement on behalf of the Axar Vehicles to fully exercise the Basic Rights distributed to it, as a holder of Shares, to purchase Rights Offering Shares;

(iii)	subject to the effectiveness of the Indenture Amendment, the Investment Manager’s agreement on behalf of the Axar Vehicles to purchase all Shares as to which Stockholders do not exercise their Basic Rights or Oversubscription Rights, up to a total number of Shares with an aggregate Purchase Price of $8,200,000; provided that the Investment Manager on behalf of the Axar Vehicles is not obligated to purchase more than 23,287,672 Shares.

Further to the Commitment Letter, the Axar Vehicles and the Issuer entered into a Series A Preferred Stock Purchase Agreement on April 3, 2020 (the "Series A Preferred Stock Purchase Agreement") for the purchase of an aggregate of 176 shares of Axar Preferred Stock, which closed on the same day.
The foregoing summaries of the Commitment Letter and the Series A Preferred Stock Purchase Agreement are not intended to be complete and are qualified in their entireties by reference to the full texts of the Commitment Letter and the Series A Preferred Stock Purchase Agreement, which are referenced as Exhibit 15 and Exhibit 16, respectively, to this Schedule 13D and are also incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 30, 2020, the Issuer, the Axar Vehicles and the other parties listed on the signature pages attached thereto entered into a Registration Rights Agreement (the "Registration Rights Agreement"), as required by, and consistent with, the terms of the Merger Agreement, granting customary registration rights to the Axar Vehicles with respect to the resale of the shares of Common Stock held by them, as described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 4, 2020, and as set forth in exhibit 10.1 attached thereto.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 15:	Commitment Letter (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on April 2, 2020).

Exhibit 16:	Series A Preferred Stock Purchase Agreement.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD